Exhibit 99.3

PCC SBH SUB, INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2018

(With Independent Auditor's Report Thereon)

Insight. Oversight. Foresight.℠

DoerenMayhew
CPAs AND ADVISORS

PCC SBH SUB, INC.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
of PCC SBH SUB, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of PCC SBH SUB, Inc, which comprise the balance sheet as of December 31, 2018, and the related statements of operations, stockholders’ equity and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the Financial Statements

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of PCC SBH SUB, Inc as of December 31, 2018, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Houston, Texas

March 29, 2019

PCC SBH SUB, INC.

BALANCE SHEET

DECEMBER 31, 2018

Assets
Current assets:
Cash	$5,412
Accounts receivable	1,790
Prepaid expense and other assets	7,880
Loans receivable, net of allowance (note 4)	691,256

Total current assets	706,338

Property and equipment, net (note 3)	1,901,082

Total assets	$2,607,420

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$118,168
Notes payable (note 5)	14,000
Accrued liabilities:
Accrued expenses	71,260

Total current liabilities	203,428

Stockholders’ equity:
Capital stock ($0.01 par value, 100 shares authorized, 100 shares issued and outstanding)	1
Additional paid in capital	2,525,480
Retained earnings (deficit)	(121,489)

Total stockholders’ equity	2,403,992

Total liabilities and stockholders’ equity	$2,607,420

See accompanying notes to financial statements.

PCC SBH SUB, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31,2018

Rental income	$225,679

Operating expenses:
Property management fees	11,500
Leasing commissions	4,066
Real estate taxes	43,244
Insurance	15,988
Utilities	50,139
Professional fees	54,187
Repairs and maintenance	24,800
Depreciation	50,572
Other operational expenses	7,587

Total Operating Expenses	262,083

Loss from operations	(36,404)

Other income (expense):
Interest expense	(2,056)

Net loss	$(38,460)

See accompanying notes to financial statements.

PCC SBH SUB, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

		Additional	Retained
	Common	Paid In	Earnings
	Stock	Capital	(Deficit)	Total

Beginning Balance	$1	$2,525,480	$(83,029)	$2,442,452

Net loss	-	-	(38,460)	(38,460)

Ending Balance	$1	$2,525,480	$(121,489)	$2,403,992

See accompanying notes to financial statements.

PPC SBH SUB, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:
Net loss	$(38,460)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	50,572
Change in operating assets and liabilities:
Accounts receivable	9,939
Prepaid expenses and other assets	(123)
Accounts payable	(15,098)
Accrued liabilities	(17,440)
Deferred revenue	(21,428)

Net cash used in operating activities	(32,038)

Cash flows from investing activities:
Acquisition of property	(45,225)

Net decrease in cash	(77,263)

Cash and cash equivalents, beginning of year	82,675

Cash and cash equivalents, end of year	$5,412

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,083

Schedule of noncash transactions:
Property acquired in exchange for note receivable	$434,225

See accompanying notes to financial statements.

PCC SBH SUB, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note 1 - Organization

PCC SBH SUB, Inc. (the “Company”) was incorporated in the state of Delaware on February 6, 2017. The principal business of the Company is in holding and renting out several real estate properties located in Texas, all of which were acquired via foreclosure on an initial assigned loan from its parent company Princeton Capital Corporation.

Princeton Capital Corporation is a publicly traded business development company that provides debt financing to lower, middle-market companies located throughout the U.S. PCC SBH SUB, Inc. is a wholly owned subsidiary of Princeton Capital Corporation.

PCC SBH SUB, Inc. provides housing to oilfield workers in the Eagle Ford Shale area of Texas. Specifically, in Karnes City, TX. The Company is thus vulnerable to the fluctuation in the price of oil and the resulting effect on the regional economy. As of December 31, 2018, one customer accounted for 94% of the Company’s total revenue.

Note 2 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in the understanding of the financial statements. The financial statements and notes are representations of management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in conformity with the accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company records earned revenues on the accrual basis. Revenues are earned when the Company leases the buildings and rents are earned. Deferred revenue represents rents received in advance and therefore have not yet been earned.

Property and Equipment

Land is carried at cost. Property and equipment, including improvements which extend the life of existing properties, are capitalized at cost and depreciated using the straight-line method over estimated useful lives for financial reporting purposes

Accounts Receivable

Accounts receivable are carried at customer invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. Accounts receivable deemed uncollectible are written-off in the period that the determination is made. As of December 31, 2018, there were no customer receivable accounts deemed uncollectable.

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PCC SBH SUB, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company accounts for income taxes under the provisions of accounting principles generally accepted in the United State of America, which requires the use of the asset and liability approach for financial accounting and reporting of income taxes.

The Company files income tax returns in applicable state jurisdictions. As such, the Company evaluates tax positions in accordance with the applicable accounting guidance on uncertainty in income taxes. This evaluation includes consideration of expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loans and Allowance for Loan Losses

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and unearned discounts.

Unearned discounts on installment loans are recognized as income over the term of the loans using a method that approximates the interest method.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

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PCC SBH SUB, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note 2 - Summary of Significant Accounting Policies (Continued)

Loans and Allowance for Loan Losses (Continued)

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other impaired loans is recognized only to the extent of interest payments received.

The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. The Company incurred loan loss expense of $0 for the year ended December 31, 2018.

Note 3 - Property and Equipment, net

Property and equipment are comprised of the following at December 31, 2018:

Land, single family and manufactured homes	$1,702,974
Vacant land	288,388

Total property and equipment	1,991,362

Less: accumulated depreciation	(90,280)

Total property and equipment, net	$1,901,082

Depreciation expense for the year ended December 31, 2018 was $50,572.

Note 4 - Loans Receivable, Net of Allowance

The components of loans receivable at December 31, 2018 are as follows:

Commercial loan to South Boots Hill, LLC	$585,212
Foreclosed note receivables held in recovery of default	200,000

Total loans	785,212

Less: allowance for loan losses	(93,956)

Total loan receivable, net of allowance	$691,256

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PCC SBH SUB, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note 4 - Loans Receivable, Net of Allowance (Continued)

As of December 31, 2018, the Company has outstanding impaired loans totaling $785,212. The corresponding valuation allowance on these impaired loans totaled $93,956 as of December 31, 2018. During the year ended December 31, 2018 the Company received property valued at $434,225 as payment on these notes. No interest income was recognized on impaired loans while such loans were considered impaired during the year ended December 31, 2018. These loans are noninterest bearing, unsecured and have no specific repayment terms.

These notes are related to an initial assigned note of $2,525,481 from Princeton Capital Corporation in February 2017, which were foreclosed on after the default of the original borrower, South Boots Hill, LLC. The Company has filed legal complaints to recover the outstanding loans. Approximately, $1,950,000 of the original loan has been recovered as foreclosed real estate, held as rental properties and listed as property and equipment, net.

Note 5 - Related Party Notes and Accounts Payable

The Company has the following related party notes payable at December 31, 2018:

Amount

PCC SBH SUB, INC. received $20,000 from Princeton Capital Corporation to pay corporation’s initial expenses. Interest on unpaid principal amount is due quarterly at a rate of 12% per annum. The note payable is unsecured and was due in February 2018. The loan was extended post year end (refer to Subsequent events note)	$14,000

Less: current portion	(14,000)

Total notes payable, net of current portion	$-

In addition, there are $118,168 of amounts due to this related party related to legal expenses paid on the Company’s behalf that are included in accounts payable at December 31, 2018.

Note 6 - Rental Income

The Company holds certain properties for rent in operations. These properties are leased to tenants under operating leases expiring at various dates through December 2018. Rental income earned on these leases during the period ended December 31, 2018 amounted to approximately $225,679. The Company had leases with two major customers that represented 100% of the revenue. The following is a schedule of future minimum rental receipts under noncancellable lease contracts as of December 31, 2018:

2019	$254,268
2020	11,035

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PCC SBH SUB, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note 7 - Income Taxes

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2018 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2018. The Company’s utilization of any net operating loss carryforward may be unlikely as a result of its intended development stage activities. The Company’s current tax expense is zero as of December 31, 2018.

Note 8 - Litigation

In May 2017, the Company presented a legal complaint to South Boots Hill, LLC, and its principal owner Mark Smith, along with several related parties including Aqualand Development, LLC, Karnes Logistics, LLC., and South Boots Hill II, LLC (all together the “SBH Parties”). The legal document seeks to recover principal and amounts in default from an original $2.5 million secured debt agreement between Princeton Capital Corporation and South Boots Hill, LLC.

The legal complaint filed by the Company reached an amended settlement agreement in May 2018. This settlement agreement transferred the remaining land that South Boots Hill, LLC owned to PCC SBH SUB, Inc., plus allowed for a cash payment of $200,000 to be paid to satisfy the remaining liabilities. In July 2018, the settlement agreement was amended to allow additional time for South Boots Hill, LLC to make its cash payment and increased this payment to $250,000. In December 2018, the settlement agreement was amended again to allow additional time for South Boots Hill, LLC to make its cash payment and increased this payment to $260,000. As of the date of this report, the cash payment was not received, and the amended settlement agreement was in default. In February 2019, the Company filed and received judgement against the SBH Parties for a total amount of $986,116. To date, management has recovered property satisfying all amounts except $491,256 due from South Boots Hill, LLC and the $260,000 cash payment. Management has fully reserved the additional $60,000 and does not want to record this additional income until it is fully collectible. Management intends to pursue collection of the judgements against the SBH Parties and seek property transferred by South Boots Hill, LLC to others.

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PCC SBH SUB, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note 9 - Subsequent events

On March 19, 2019, the Company entered into a letter agreement with Princeton Capital Corporation to extend its note payable (see Note 5) until December 31, 2019.

Management has evaluated subsequent events through March 29, 2019, the date which the financial statements were available to be issued. Management has determined that apart from the subsequent event noted above no other subsequent events required disclosure in the financial statements.

* * * End of Notes * * *